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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)(1)

                              Coyote Sports, Inc.
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                                (Name of Issuer)

                    Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   224071100
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                                 (CUSIP Number)


                            Kenneth J. Warren, Esq.
                          5920 Cromdale Drive, Suite 1
                               Dublin, Ohio 43017
                                 (614) 766-1960
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 June 23, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages
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                                  SCHEDULE 13D

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CUSIP No.    224071100                              Page    2    of    8   Pages
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1  NAME OF REPORTING PERSON
   S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                Royal Precision, Inc.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
                                                                         (b) / /

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3  SEC USE ONLY


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4  SOURCE OF FUNDS*

                00

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

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6  CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

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   NUMBER OF        7  SOLE VOTING POWER

    SHARES             0 shares
                   -------------------------------------------------------------
 BENEFICIALLY       8  SHARED VOTING POWER

   OWNED BY            0 shares
                   -------------------------------------------------------------
     EACH           9  SOLE DISPOSITIVE POWER

   REPORTING           0 shares
                   -------------------------------------------------------------
    PERSON          10  SHARED DISPOSITIVE POWER

     WITH               0 shares
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 shares

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
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14  TYPE OF REPORTING PERSON*
         CO

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The title and class of equity securities to which this statement relates: common stock, par value $.001 per share of Coyote Sports, Inc. ("Common Stock").

         The name and address of the principal executive offices of the issuer:
Coyote Sports, Inc., 2291 Arapahoe Avenue, Boulder, Colorado 80302.

ITEM 2.  IDENTITY AND BACKGROUND.

         Name of Reporting Person: Royal Precision, Inc.
         State of Organization: Delaware
         Principal Business: Manufacture and sale of golf equipment
         Address of Principal Business and Office:
                                               15170 North Hayden Road, Suite 1,
                                               Scottsdale, Arizona 85260

         The following information relates to directors and executive officers of Royal Precision, Inc (the "Company"). These additional parties are not reporting persons for purposes of this Schedule 13D:

         Lawrence Bain
         Senior Vice President/Managing Director
         EVEREN Securities, Inc.
         77 W. Wacker Drive
         Suite 3100
         Chicago, Illinois 60601
         Principal Business: Advisory and consulting services

         Robert G.J. Burg, II
         President
         Profile Sports
         15990 North Greenway-Hayden Loop, Suite 900
         Scottsdale, Arizona 85260
         Principal Business: Corporate Sports Outings

         Ronald L. Chalmers
         Director; Executive Vice President-Administration/Manufacturing Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         Danny Edwards
         Director; Vice Chairman of the Board
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         David E. Johnston
         Vice President
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

                                Page 3 of 8 Pages

         Richard P. Johnston
         Director; Chairman of the Executive Committee
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         Raymond J. Minella
         Principal
         Berenson Minella & Company, L.P.
         667 Madison Avenue
         New York, New York 10021
         Principal Business: Investment Banking

         Leslie Reesing
         Teacher
         Maricopa Unified School District
         Post Office Box 630
         Maricopa, Arizona 85239

         Kenneth J. Warren
         Attorney
         5920 Cromdale Drive, Suite 1
         Dublin, Ohio 43017

         Anthony Montgomery
         Vice President, Sales
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         Kevin Neill
         Vice President - Finance
         Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         Thomas A. Schneider
         President; Chief Operating Officer; Chief Financial Officer Royal Precision, Inc.
         15170 North Hayden Road, Suite 1
         Scottsdale, Arizona 85260
         Principal Business: Golf equipment manufacturing and sales

         During the last five years, none of the above named persons has either
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                Page 4 of 8 Pages
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         In order to induce the Company to enter into an Amended Agreement and
Plan of Merger (the "Merger Agreement") dated February 2, 1999 by and among the Company, Coyote Sports, Inc., a Nevada corporation ("CSI"), and RP Acquisition Corp., a Delaware corporation and wholly owned subsidiary of CSI, Mel S. Stonebraker, James M. Probst and Paragon Coyote Texas, Ltd., a Texas limited partnership ("Paragon"), each entered into a Voting Agreement with the Company. Pursuant to CSI's Schedule 14A filed with the Securities and Exchange Commission ("SEC") on April 20, 1998 ("CSI's Schedule 14A"), (1) Mel S. Stonebraker beneficially owns 1,430,000 shares of Common Stock, which represents approximately 30.1% of the class and (2) James M. Probst owns 1,170,000 shares of Common Stock, which represents 24.6% of the class. According to a Schedule 13D filed by Paragon on February 8, 1999 ("Paragon's Schedule 13D"), Paragon beneficially owns 1,207,692 shares of Common Stock (including 521,739 shares of Common Stock which Paragon has a right to acquire pursuant to stock options), which represents approximately 21.4% of the class. The Company filed a Schedule 13D reporting the Voting Agreement on February 12, 1999 because it believed that it may have been deemed to beneficially own the shares of Common Stock beneficially owned by Mel S. Stonebraker, James M. Probst and Paragon as a result of entering into the Voting Agreement.

         The Merger Agreement and the Voting Agreement were terminated on June 23, 1999. Therefore, the Company does not beneficially own any CSI Common Stock.

         The Company is filing this Schedule 13D individually and not in conjunction with Mel S. Stonebraker, James M. Probst and Paragon.

         The following information concerning Mel S. Stonebraker was obtained by the Company from CSI's Schedule 14A and the Company disclaims any responsibility for the accuracy of this information:

         Employer: Coyote Sports, Inc.
         Position: Director; Chief Executive Officer; Chairman of the Board Business Address: 2291 Arapahoe Avenue, Boulder, Colorado 80302

         The following information concerning James M. Probst was obtained by the Company from CSI's Schedule 14A and the Company disclaims any responsibility for the accuracy of this information:

         Employer: Coyote Sports, Inc.
         Position: Director; President
         Business Address: 2291 Arapahoe Avenue, Boulder, Colorado 80302

         The following information concerning Paragon was obtained by the Company from Paragon's Schedule 13D and the Company disclaims any responsibility for the accuracy of this information:

         Name: Paragon Coyote Texas, Ltd.
         State of Organization: Texas
         Business Address: 307 West Seventh Street, Suite 1210,
                           Fort Worth, Texas 76102
         General Partner: Paragon Management Group, Inc., a Texas corporation

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.  PURPOSE OF TRANSACTION.

N/A

                                Page 5 of 8 Pages
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ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

Royal Precision, Inc.:

          Aggregate number of shares of Common Stock beneficially owned:   0

          Percentage of class:                                             0%

          Number of shares subject to sole voting power:                   0

          Number of shares subject to shared voting power:                 0

          Number of shares subject to sole dispositive power:              0

          Number of shares subject to shared dispositive power             0

         Except as described in Item 2 hereof, the Company has effected no transactions in Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Company and Coyote Sports, Inc. issued a joint press release on June 22, 1999 announcing the termination of the Merger Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Joint press release issued June 22, 1999.

                                Page 6 of 8 Pages
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                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 2, 1999


ROYAL PRECISION, INC.

By: /s/ Thomas A. Schneider
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Print Name: Thomas A. Schneider
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Title:    President
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                                Page 7 of 8 Pages